Exhibit 21

Name	Jurisdiction
Saratoga Investment Funding II LLC	Delaware
Saratoga Investment Corp. SBIC II LP	Delaware
Saratoga Investment Corp. SBIC III LP	Delaware
Saratoga Investment Corp. GP, LLC	Delaware